UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-42426

Fast Track Group

(Registrant’s Name)

600 North Bridge Road, Parkview Square #24-01

Singapore 188778

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Fast Track Group,” “we,” “us” and “our” refer to Fast Track Group and its subsidiaries.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Fast Track Group Reports Unaudited Financial Results For the Six Months Ended August 31, 2025
99.2	Fast Track Group Unaudited Financial Results For the Six Months Ended August 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fast Track Group

Date: January 13, 2026	By:	/s/ Lim Sin Foo, Harris
	Name:	Lim Sin Foo, Harris
	Title:	Chief Executive Officer and Director